Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com

March 17, 2014

VIA ELECTRONIC TRANSMISSION

Nicholas Panos, Senior Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Preliminary Proxy Statement on Schedule 14A of Third Point LLC, Daniel S. Loeb, et al. pursuant to Rule 14a-6(a) of the Securities Exchange Act of 1934

Dear Mr. Panos:

On behalf of our client, Third Point LLC (“Third Point”), we transmit simultaneously herewith via electronic transmission, for filing, pursuant to Rule 14a-6(a) promulgated under the Securities Exchange Act of 1934, as amended, the Preliminary Proxy Statement and related proxy card on Schedule 14A (the “Proxy Statement”) of Third Point. The Proxy Statement is to be used in connection with Third Point’s solicitation of proxies for the Annual Meeting of Stockholders of Sotheby’s (the “Company”) to elect to the Board of Directors of the Company a slate of three nominees.

If you have any questions or comments concerning the materials being transmitted herewith, please contact the undersigned, Eduardo Gallardo, at 212-351-3847 or via e-mail at egallardo@gibsondunn.com or James Moloney at 949-451-4343 or via email at jmoloney@gibsondunn.com.

Very truly yours,

/s/ Eduardo Gallardo

Eduardo Gallardo

cc. James Moloney

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